# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cannae Holdings, Inc., CIK 0001704720
CUSIP: 13765N107
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, Nevada (NV), 89134
Date of event which requires filing of this statement: 08/05/2026
Amends the filing with accession number 0000921895-25-001728
Filed by CIK 0001866872
Persons authorized to receive notices and communications: DAN GROPPER, CARRONADE CAPITAL MANAGEMENT, LP, 17 Old Kings Highway South, Suite 140, Darien, Connecticut (CT), 06820, 203-485-0880; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- CARRONADE CAPITAL MANAGEMENT, LP (CIK 0001866872): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,395,965; sole dispositive power 0; shared dispositive power 3,395,965; aggregate amount beneficially owned 3,395,965 (7.8% of the class)
- Carronade Capital Master, LP (CIK 0001831354): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 2,947,370; sole dispositive power 0; shared dispositive power 2,947,370; aggregate amount beneficially owned 2,947,370 (6.8% of the class)
- CARRONADE CAPITAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,947,370; sole dispositive power 0; shared dispositive power 2,947,370; aggregate amount beneficially owned 2,947,370 (6.8% of the class)
- CARRONADE CAPITAL MANAGEMENT GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,395,965; sole dispositive power 0; shared dispositive power 3,395,965; aggregate amount beneficially owned 3,395,965 (7.8% of the class)
- GROPPER DAN (CIK 0001268940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,395,965; sole dispositive power 0; shared dispositive power 3,395,965; aggregate amount beneficially owned 3,395,965 (7.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Cannae Holdings, Inc.
Address of issuer's principal executive offices: C/O CANNAE HOLDINGS, INC., 1701 VILLAGE CENTER CIRCLE, LAS VEGAS, Nevada (NV), 89134
Comment: The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned ("Amendment No. 3"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Carronade and held in certain accounts managed by Carronade Capital Management (the "Managed Accounts") were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,947,370 Shares beneficially owned by Carronade is approximately $53,983,128, excluding brokerage commissions. The aggregate purchase price of the 448,595 Shares held in the Managed Accounts is approximately $7,224,577, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 43,400,000 Shares outstanding, as of July 31, 2026, as reported by the Issuer in its Sum of the Parts report, dated July 31, 2026, which was posted on the Issuer's website.

As of the date hereof, Carronade beneficially owns directly 2,947,370 Shares, representing approximately 6.8% of the outstanding Shares.

Carronade Capital GP, as the general partner of Carronade, may be deemed the beneficial owner of the 2,947,370 shares of Common Stock owned directly by Carronade, representing approximately 6.8% of the outstanding Shares.

As of the date hereof, 448,595 Shares were held in the Managed Accounts, representing approximately 1.0% of the outstanding Shares.

Carronade Capital Management, as the investment manager of each of Carronade and the Managed Accounts, may be deemed the beneficial owner of the (i) 2,947,370 Shares beneficially owned directly by Carronade and (ii) 448,595 Shares held in the Managed Accounts, representing approximately 7.8% of the outstanding Shares.

Carronade Capital Management GP, as the general partner of Carronade Capital Management, may be deemed the beneficial owner of the (i) 2,947,370 Shares beneficially owned directly by Carronade and (ii) 448,595 Shares held in the Managed Accounts, representing approximately 7.8% of the outstanding Shares.

Mr. Gropper, as the Managing Member of Carronade Capital Management GP, may be deemed the beneficial owner of the (i) 2,947,370 Shares beneficially owned directly by Carronade and (ii) 448,595 Shares held in the Managed Accounts, representing approximately 7.8% of the outstanding Shares.

The filing of this Amendment No. 3 shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 attached hereto and is incorporated herein by reference. All of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- CARRONADE CAPITAL MANAGEMENT, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Chief Compliance Officer & Counsel (08/07/2026)
- Carronade Capital Master, LP: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (08/07/2026)
- CARRONADE CAPITAL GP, LLC: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (08/07/2026)
- CARRONADE CAPITAL MANAGEMENT GP, LLC: /s/ Rinarisa Coronel DeFronze, Rinarisa Coronel DeFronze, Authorized Signatory (08/07/2026)
- GROPPER DAN: /s/ Dan Gropper, Individually (08/07/2026)